Exhibit 1

For Immediate Release	31 March 2020

This announcement contains inside information

WPP PLC (“WPP”)

Update re COVID-19

First two months’ trading in line with our expectations; prudent actions taken to maintain our strong liquidity position; continuing to serve clients effectively at a crucial time for strong communications

Headlines

•	2020 started well with strong business momentum: key account wins and good retention

•	Encouraging financial performance, pre COVID-19 impact: first two months Group LFL revenue less pass-through costs ex Greater China +0.4%[1]; Group -0.6%[1]; USA -0.9%[1]

•	All of our businesses operating well under remote working conditions; producing effective campaigns for clients, governments and NGOs around the world

•	March performance is weaker, reflecting spread of virus and government containment actions

•	Significant uncertainty over immediate outlook: withdrawing guidance for 2020

•	Strong balance sheet supported by further immediate action to maintain liquidity: buyback and 2019 final dividend suspended given current uncertainty; final dividend will remain under review

•	Additional measures taken to manage cash flow and profitability include reduction in costs and capital expenditure, and tight controls on working capital

•	First quarter trading update on 29 April 2020

Supporting our people and communities and maintaining service for our clients

Since the start of the coronavirus crisis, our first priority has been the safety and welfare of our people, and doing what we can to limit the impact of the pandemic on our communities. Our leadership has communicated continuously to our people around the world and we have followed or exceeded the guidance of governments and international health organisations in the measures we have taken to protect our employees’ health and to help slow the spread of the virus. We know this is a stressful and unsettling time for our people, and are encouraging all managers to stay in close contact with their teams to provide the support needed. We continue to give regular guidance on mental and physical wellbeing.

Our second priority has been to maintain service to our clients at a critical time and we have successfully moved to remote working across the vast majority of our business, and close to 95% of our 107,000 colleagues are now working away from the office. We are deeply engaged in helping our clients to manage and adjust their communications at this critical time. Our services have never been more important, with many clients already looking to address their longer term brand positioning and communications when the COVID-19 crisis passes.

We have seen outstanding examples of creativity from our people as they support clients, governments and NGOs in the fight against COVID-19. We are working with international health authorities to promote effective handwashing and we have offered our resources to the UK Government to assist the effort in Britain. Our global media network Wavemaker, for example, helped the Cabinet Office to launch its coronavirus information service on WhatsApp to reduce the pressure on the NHS. Our people are also displaying great ingenuity and resilience as they adapt to new conditions, maintain a positive working culture and ensure continuity of service for clients.

Year-to-date business performance and outlook for 2020

For the first two months of 2020, excluding Greater China, Group LFL revenue less pass-through costs was up 0.4%. In Greater China (approximately 7% of WPP by revenue less pass-through costs) the impact from COVID-19 led to a 16.1%1 fall in LFL revenue less pass-through costs over the two-month period. For WPP as a whole, LFL revenue less pass-through costs was down 0.6%, in line with our expectations and the guidance set in our preliminary results announcement on 27 February 2020. In the USA, we saw an improvement in the rate of decline from 2019 with revenue less pass-through costs down 0.9% in the first two months, compared to a decline in the second half of 2019 of 4.4%. Our overall new business performance was very strong, with a number of key wins including Intel, Hasbro and Discover, and retentions including BBVA.

In China, despite the significant slowdown in economic activity and the closure of our offices, our people have responded extraordinarily well to the unprecedented challenges and we have successfully continued to work on client projects. At the peak of the crisis in China, almost all of our colleagues were working remotely, but as health restrictions are now being lifted, 55% of our local workforce are back in our offices.

In March, we have begun to see a range of different responses from clients globally, depending on the client sector, country and agency services. In the short term, media spend has largely remained committed, or diverted to alternative channels, although we have seen an increasing volume of cancellations. Project and retained work has continued in most sectors, but activity has begun to decline. New business pitches continue where the process was already underway, albeit we have less certainty over our future pipeline. In some markets, we are seeing additional demand in our PR and specialist communications businesses.

As a result, we expect our performance in March in markets experiencing significant COVID-19 outbreaks to be weaker than in January and February, impacted by government restrictions on movement and the consequent reduction in economic activity.

As we enter the second quarter, it is clear that the impact of COVID-19 on the business will increase but it is not possible at this stage to quantify the depth or duration of the impact. As a result, we have decided to withdraw our guidance for the 2020 financial year. We will provide an update when appropriate.

Balance sheet, liquidity and headroom

WPP has a strong balance sheet and good liquidity. Over the last two years, we have raised approximately £3.2 billion from our disposals programme, selling 50 businesses and investments.

As at 31 December 2019 we had cash of £3.0 billion and total liquidity, including undrawn credit facilities, of £4.8 billion. Net debt was £1.5 billion, down from £4.0 billion a year earlier. Our year-end net debt/Headline EBITDA ratio was 0.8x.

Our covenants, which relate to our $2.5 billion revolving credit facility, are <3.5x net debt/EBITDA and >5x EBITDA/net interest. Our bond portfolio at the 2019 year-end had an average maturity of 8.2 years, with only a May 2020 €250 million Eurobond due in the next two years.

Given the significant uncertainty over the coming months, we are taking prudent action now to maintain our liquidity and ensure that we emerge from this global crisis strong, secure, and ready to meet the continuing needs of our clients, shareholders and other stakeholders.

The Board has therefore decided to suspend the £950 million share buyback, funded by proceeds from the Kantar transaction, with immediate effect. Since December 2019, we have completed £330 million of the programme.

In addition, the Board is suspending the 2019 final dividend of 37.3 pence per share, which was due to be proposed at the AGM in June 2020. These two actions together will preserve approximately £1.1 billion of cash. The Board will continue to review the status of the 2019 dividend.

Cost reduction measures

Most of our costs are variable in nature. We have commenced a review of our costs to protect profitability, where possible, from a decline in revenue. At the same time, we want to protect our people as much as possible, as well as our ability to serve clients and grow when markets recover. The immediate actions we have taken include: freezing new hires; reviewing freelance expenditure; stopping discretionary costs, including travel and hotels and the costs of award shows; and postponing planned salary increases for 2020.

In addition, members of the WPP executive committee, as well as the Board, have committed to taking a 20% reduction in their salaries or fees for an initial period of three months.

We anticipate these measures will generate total in-year savings for 2020 of £700 - 800 million. In addition, we are making a detailed assessment of further actions to reduce cost subject to the impact of the virus on our business over the coming weeks and months.

Cash conservation measures

We have also reviewed our capital expenditure budgets for 2020 and looked at opportunities to improve working capital. We have identified savings in excess of £100 million in property and IT capital expenditure against an initial 2020 budget of around £400 million. On working capital, we have a standing weekly management process to review cash outflows and receipts to monitor our position. We are continuing to work closely with our clients to ensure timely payment for the services we have provided in line with contractual commitments. On media, we are working with clients and vendors to maintain the settlement flow. Should we see any deterioration in payment from our media clients we will take appropriate action to manage our cash position.

Mark Read, Chief Executive Officer, WPP:

“The actions we have taken in the last 18 months to streamline and simplify WPP, together with raising £3.2 billion in asset disposals, have put WPP in a strong financial position. It is clear that the companies in the strongest financial position will be best placed to protect their people, serve their clients and benefit their shareholders during a period of great uncertainty, which is why we are taking the steps we are outlining today.

“Across WPP we now have close to 95% of our people working effectively and productively away from their offices. I am very proud of the response from our people, who are looking out for each other and going the extra mile for clients while demonstrating the creativity, collaboration and resilience that will be key to the enduring success of WPP. At the same time, we are supporting many governments and international health organisations on communications programmes to limit the impact of COVID-19 on our communities. The important role we are playing in helping our clients navigate a difficult time gives us great confidence in the long-term future of the company.”

Next update

We will issue our trading update for the first quarter of 2020 on 29 April 2020.

1.	LFL revenue growth performance for January and February 2020 as follows: Group +0.1%, Group ex Greater China +1.8%, Greater China -23.2%, USA +2.7%

For further information:

Investors and analysts
Peregrine Riviere	}	+44 7909 907193
Fran Butera (US)	}	+1 914 484 1198

Media
Chris Wade	}	+44 20 7282 4600
Kevin McCormack (US)	}	+1 212 632 2239
Juliana Yeh (APAC)	}	+852 2280 3790

Richard Oldworth,		+44 20 7466 5000
Buchanan Communications		+44 7710 130 634

wpp.com/investors

This announcement is being distributed to all owners of Ordinary shares. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.